SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2024

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR REPORTS Q3 NET PROFIT OF €15M
YEAR TO DATE (9 MONTH) PROFITS UP 39% TO €2.19BN

Ryanair Holdings today (29 Jan.) reported a Q3 PAT of €15m, compared to a bumper prior year Q3 PAT of €211m, as higher fuel costs offset revenue gains.  While traffic and fares were ahead of prior year, close-in Christmas/New Year loads and yields were softer than previously expected as Ryanair lowered prices in response to the sudden (but welcome) removal of flights from OTA Pirate websites in early Dec.  PAT for the 9-months ended 31 Dec. 2023 was up 39% at €2.19bn (PY: €1.58bn).

Q3 highlights:
●
Traffic grew 7% to 41.4m (LF down 1% to 92%).
●
Rev. per pax +9% (ave. fare +13% & ancil. rev. +2%).
●
MSCI ESG rating upgraded from 'BBB' to 'A' in Dec.
●
Fuel bill rose €320m (+35%) to €1.2bn.
●
136x B737 "Gamechangers" in total fleet of 574 aircraft at 31 Dec.
●
Fuel hedging extended to 65% of FY25 at $79bbl saving €450m.
●
Interim div. of €0.175 per share announced (payable 28 Feb.).

	Q3 FY23	Q3 FY24	Change	YTD FY23	YTD FY24	Change
Customers	38.5m	41.4m	+7%	133.6m	146.8m	+10%
Load Factor	93%	92%	-1pt	94%	94%	-
Revenue	€2.31bn	€2.70bn	+17%	€8.93bn	€11.27bn	+26%
Op. Costs	€2.15bn1	€2.72bn	+26%	€7.13bn2	€8.88bn	+25%
PAT	€211m1	€15m	-93%	€1.58bn2	€2.19bn	+39%

Ryanair's Michael O'Leary, said:

ENVIRONMENT:
"In Dec., MSCI upgraded Ryanair's ESG rating to an industry leading 'A' (from 'BBB') and we remain ranked Europe's No.1 airline for ESG by Sustainalytics.  Our new aircraft technology and increasing use of SAF has positioned Ryanair as one of the EU's most environmentally efficient major airlines.  In Q3 we took delivery of 12, new B737-8200 "Gamechangers" (4% more seats, 16% less fuel & CO2).  We continue to retro-fit  winglets on our B737NG fleet (target 409 by 2026), reducing fuel burn by 1.5% and cutting noise emissions by 6%.  We recently expanded our SAF partnerships with ENI to supply Ryanair's Italian bases, and we remain on track to achieve our Group's ambitious 2030 goal of powering 12.5% of Ryanair flights with SAF (10% supply now secured).

In 2023 Europe suffered 67 days of ATC strikes (13 times more than in 2022), forcing airlines to cancel thousands of flights to/from Germany, Spain, Italy and the UK while France in particular uses minimum service laws to protect French local/domestic flights.  We continue to call for urgent reform of Europe's inefficient ATC system which would deliver the most significant environmental improvement in EU air travel.  Sadly, there has been no action from the EU Commission.  We again call on President Ursula von der Leyen to defend the single market for air travel by protecting 100% of overflights during national ATC strikes, as is already the case in Greece, Italy and Spain.

BOARD UPDATES:
The Board recently announced that Ms. Roberta Neri (an Italian Citizen) has agreed to join the Board of Ryanair Holdings plc as a non-exec director from 1 Feb.  Roberta is a former CEO of Enav (the Italian air navigation service provider) and has considerable aviation and renewables industry experience.

Both Louise Phelan (SID) and Michael Cawley have confirmed that they do not wish to seek re-election at the 2024 AGM (in Sept.) and will step down from the Board at that time.  We thank them sincerely for their long service.  Róisín Brennan, who has significant PLC Board experience (over 5 years on Ryanair's Board), has been appointed senior independent director (SID) effective 1 Apr.

GROWTH & FLEET:
At the end of Q3, Ryanair had taken delivery of 136 B737 Gamechangers.  We expect to have up to 174 of these aircraft in our fleet by late June for peak S.24 (+50 from S.23), which would be 7 short of our contracted deliveries.  There remains a risk that some of these deliveries could slip further.  We've a bumper S.24 schedule on sale with 169 new routes (total 2,600 routes), incl. our first 11 domestic routes in Morocco.  While travel demand remains high, we expect S.24 EU short haul capacity to be behind S.23 as competitors ground A320 aircraft in Europe due to the P&W engine issues (and expect these disruptions will run into 2026).  We therefore encourage customers to book early on www.ryanair.com to secure the lowest fares for S.24 before they sell out.

We continue to work closely with Boeing to minimise delivery delays and improve quality control in both Wichita and Seattle.  While the recent MAX-9 grounding was a disappointing setback, we don't expect it to affect the MAX-8 fleet or the MAX-10 certification.  We visited Seattle in Jan. and met with Boeing senior management.  Boeing are increasing their QA resources in Wichita and Seattle.  We have run extra checks on our recent B737 deliveries and have noted improvements in quality with fewer delivery defects.  However, Boeing have more work to do to improve quality, reduce delivery delays, and we fully support the initiatives that Dave Calhoun (CEO) and Brian West (CFO) are taking to improve Boeing's performance and production.

We have reached agreement with SAP Concur to integrate their on-line travel tool with Ryanair's website.  Corporate customers who book directly with Ryanair via Concur can now benefit from significant efficiencies (incl. automated expense & invoice management) in their booking and admin. process.  This, coupled with our low fares and high reliability improves our offering to business travellers.  We also welcome the recent agreements with Love Holidays and Kiwi (OTAs), which will see their customers book flights directly on the Ryanair.com website, but without inflating Ryanair prices for seats or ancillary products, thereby greatly improving the customer service offering available to both Love Holidays and Kiwi customers.

We expect Europe's airlines will continue to consolidate over the next 3 years, with the takeover of ITA (Italy) and Air Europa (Spain), as well as the sale of TAP (Portugal) and SAS (Scandinavia) already underway.  This, in addition to A320 fleet groundings due to the P&W engine issues and the large backlog of OEM aircraft deliveries is likely to constrain short haul capacity in Europe for the next 3 years.  These capacity constraints, combined with our significant cost advantage (incl. FY25 fuel savings), strong balance sheet, low-cost aircraft orders and industry leading resilience, will (we believe) underpin a decade of profitable growth opportunities for Ryanair as we expand our traffic to 300m pax p.a. by FY34.

Q3 FY24 BUSINESS REVIEW:

Revenue & Costs
Q3 scheduled revenues increased 21% to €1.75bn.  Traffic grew 7% to 41.4m while ave. fares rose 13% to over €42, thanks to a strong Oct. mid-term and peak Christmas/New Year travel (albeit that close-in loads and fares were softer than originally expected due to the sudden removal of Ryanair flights from many OTA Pirate websites in early Dec.).  Ancillary revenue increased 10% to €0.95bn (c.€23 per passenger).  Total Q3 revenue rose 17% to €2.7bn.  Operating costs increased 26% to €2.7bn, primarily due to a 35% increase in fuel costs, higher staff costs (reflecting pay restoration, crew, engineering & handler pay increases and higher crewing ratios as we improve ops. resilience) and the earlier timing of maintenance.  The widening cost gap between Ryanair and all our EU competitors (which is further enhanced by Ryanair's low-cost financing and net interest income) remains a growing competitive advantage.

Our Q4 fuel is almost 94% hedged at approx. $89bbl (a mix of forwards and caps) and FY25 hedging has increased to 65% at approx. $79bbl.  Almost 90% of Q4 €/$ opex is hedged at 1.09 and over 70% of FY25 is hedged at 1.11.  This strong hedge position protects us from current fuel price volatility and delivers approx. €450m savings on fuel already hedged for FY25.

Balance Sheet & Liquidity
Ryanair's balance sheet is one of the strongest in the industry with a BBB+ credit rating (both S&P and Fitch) and €2.9bn gross cash at quarter end, despite €1.9bn capex and €1.1bn debt repayments.  Net cash was €0.15bn at 31 Dec., boosted somewhat by the delay of aircraft deliveries into Q4.  All of our owned B737 fleet (546 aircraft) are unencumbered, which widens our cost advantage over competitor airlines, many of whom are exposed to high interest rates and rising aircraft lease costs.  In Nov. the Board announced the Group's new Dividend Policy, under which an interim dividend of €0.175 per share will be paid on 28 Feb.

OUTLOOK:
We continue to target approx. 183.5m FY24 traffic (+9%), despite slightly lower Q3 load factors and Boeing delivery delays.  As a result of these lower load factors and higher productivity pay (recently agreed with various pilot unions incl. Belgium, Italy & the UK) to improve operational resilience, we now expect FY24 ex-fuel unit costs to rise by c.€2.50, which still widens the cost gap between Ryanair and our main European competitor airlines.  Q4, which is traditionally our weakest quarter, will also be impacted by the partial unwind of free ETS carbon credits (from 1 Jan.).  While we will benefit from the first half of Easter traffic falling in late Mar., this is unlikely to fully offset the weaker than previously expected load factors and yields in late Q3 and early Q4.  We are therefore narrowing our FY24 PAT guidance to a range of between €1.85bn to €1.95bn (previously €1.85bn to €2.05bn).  This guidance and the full year result remains heavily dependent upon avoiding unforeseen adverse events in Q4 (such as the Ukraine war, the Israel-Hamas conflict and further Boeing delivery delays)."

ENDS

For further information please contact:	Neil Sorahan Ryanair Holdings plc Tel: +353-1-9451212	Paul Clifford Drury Tel: +353-1-260-5000
Ryanair Holdings plc, Europe's largest airline group, is the parent company of Buzz, Lauda, Malta Air, Ryanair & Ryanair UK. Carrying up to 183.5m guests p.a. on over 3,600 daily flights from 94 bases, the Group connects almost 235 airports in 37 countries on a fleet of 574 aircraft, with c.374 Boeing 737s on order, which will enable the Ryanair Group to grow traffic to 300m p.a. by FY34. Ryanair has a team of over 25,000 highly skilled aviation professionals delivering Europe's No.1 operational performance, and an industry leading 38-year safety record. Ryanair is one of the most efficient major EU airlines.  With a young fleet and high load factors, Ryanair's CO2 per pax/km is just 65 grams.

www.ryanair.com

Notes:
1.     Non-IFRS financial measure, excl. €9m except. unrealised mark-to-market loss (timing unwind) on jet fuel caps.
2.     Non-IFRS financial measure, excl. €116m except. unrealised mark-to-market loss (timing unwind) on jet fuel caps.

Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially.  It is not reasonably possible to itemise all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy.  Among the factors that are subject to change and could significantly impact Ryanair's expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for the replacement of aircraft, costs associated with environmental, safety and security measures, actions of the Irish, U.K., European Union ("EU") and other governments and their respective regulatory agencies, post-Brexit uncertainties, weather related disruptions, ATC strikes and staffing related disruptions, delays in the delivery of contracted aircraft, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the U.K. and Continental Europe, the general willingness of passengers to travel and other economics, social and political factors, global pandemics such as Covid-19 and unforeseen security events.

Notes to Editor

OTA UPDATE:
Ryanair has for many years made its low fares and ancillary services freely available to honest/transparent price comparison websites like Google Flights. These partners do not inflate Ryanair's prices and the customer "clicks through" to the Ryanair.com website to make their bookings and secure Ryanair's low prices.

We have also, for many years, fought a running battle with a number of unscrupulous OTA Pirates who use screenscraping bots to digitally pirate our flight info., prices and ancillary services, then repackage this unlawfully obtained info. via their websites to consumers whom they overcharge and scam with hidden mark-ups on air fares and ancillary services, and also with invented fees for non-existent services (such as "flexible" or "refundable" fares). These Pirates damage Ryanair's brand by overcharging consumers and harm consumers by inflating Ryanair's prices. They then make bookings using virtual credit cards mass-produced in off-shore locations in order to hack the Ryanair website's technical defences, which obstructs Ryanair from making refunds to customers. They also prevent Ryanair from contacting customers directly by using fake email addresses.

In early Dec., many of these OTA Pirates removed Ryanair flights from sale on their websites. While damaging to our bookings and fares in the very short term, we welcomed this development as it brought a welcome respite to consumers from the overcharging practices of these OTAs.

In mid Dec., we received approaches from some of the bigger OTAs seeking to "partner" directly with Ryanair on similar terms to the transparent price comparison websites. We are very happy to have reached agreement with our first 2 approved OTA partners - Loveholidays.com and Kiwi.com. Both of these OTAs will now receive a direct feed from the Ryanair.com website thereby eliminating unlicenced screenscraping or digital piracy. They will be able to offer their customers real Ryanair fares and ancillary services, and they agree to not add any mark-ups to our fares or any ancillary service fees, which guarantees their customers the best Ryanair prices. All bookings will be completed directly on Ryanair.com using customers' real contact details so that Ryanair can send each customer email notifications related to their flights, including important security info., and in the rare case of cancellations, ensure that customer get their full refunds.

These approved OTA partnerships can end OTA Piracy, protect consumers from overcharges and ensure that Ryanair's real air fares and ancillary services are always sold to passengers in all markets, which preserves Ryanair's low fare brand and our price advantage over all other airlines in Europe. We will continue to work closely with like-minded OTA partners such as Loveholidays and Kiwi to provide real value for consumers even while we continue to pursue all remaining OTA Pirates like On the Beach, Lastminute.com, eDreams, Opodo and Booking.com, until we end their digital piracy and their overcharging and scamming of unsuspecting consumers.

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Balance Sheet as at December 31, 2023 (unaudited)

		At Dec 31,	At Mar 31,
		2023	2023
	Note	€M	€M
Non-current assets
Property, plant and equipment		10,620.1	9,908.9
Right-of-use asset		176.9	209.1
Intangible assets		146.4	146.4
Derivative financial instruments	10	3.4	54.6
Deferred tax		5.9	6.6
Other assets		199.0	168.9
Total non-current assets		11,151.7	10,494.5

Current assets
Inventories		6.2	6.0
Other assets		1,152.9	878.6
Trade receivables	10	76.5	59.7
Derivative financial instruments	10	149.5	292.1
Restricted cash	10	20.8	19.5
Financial assets: cash > 3 months	10	379.5	1,056.2
Cash and cash equivalents	10	2,518.6	3,599.3
Total current assets		4,304.0	5,911.4

Total assets		15,455.7	16,405.9

Current liabilities
Provisions		29.1	19.8
Trade payables	10	808.3	1,065.5
Accrued expenses and other liabilities		3,106.7	4,783.5
Current lease liability		40.1	43.2
Current maturities of debt	10	69.9	1,056.7
Derivative financial instruments	10	167.8	386.6
Current tax		63.7	66.3
Total current liabilities		4,285.6	7,421.6

Non-current liabilities
Provisions		181.6	154.5
Derivative financial instruments	10	48.8	11.2
Deferred tax		405.4	159.3
Non-current lease liability		130.8	163.1
Non-current maturities of debt	10	2,532.0	2,853.2
Total non-current liabilities		3,298.6	3,341.3

Shareholders' equity
Issued share capital		6.9	6.9
Share premium account		1,399.6	1,379.9
Other undenominated capital		3.5	3.5
Retained earnings		6,369.8	4,180.0
Other reserves		91.7	72.7
Total shareholders' equity		7,871.5	5,643.0

Total liabilities and shareholders' equity		15,455.7	16,405.9

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Income Statement for the Nine Months Ended December 31, 2023 (unaudited)
		Pre- Except.	IFRS Nine Months Ended Dec 31,	Pre-Except. Nine Months Ended Dec 31,	Except. Nine Months Ended Dec 31,	IFRS Nine Months Ended Dec 31,
		Change	2023	2022	2022	2022
	Note	%*	€M	€M	€M	€M
Operating revenues
Scheduled revenues		+33%	7,823.1	5,871.4	-	5,871.4
Ancillary revenues		+13%	3,450.8	3,056.8	-	3,056.8
Total operating revenues	7	+26%	11,273.9	8,928.2	-	8,928.2

Operating expenses
Fuel and oil		-31%	4,038.7	3,081.9	133.0	3,214.9
Airport and handling charges		-21%	1,184.6	979.4	-	979.4
Staff costs		-28%	1,125.1	876.7	-	876.7
Depreciation		-23%	822.2	665.8	-	665.8
Route charges		-13%	798.8	703.9	-	703.9
Marketing, distribution and other		-13%	595.1	527.5	-	527.5
Maintenance, materials and repairs		-7%	312.5	293.1	-	293.1
Total operating expenses		-25%	8,877.0	7,128.3	133.0	7,261.3

Operating profit/(loss)		+33%	2,396.9	1,799.9	(133.0)	1,666.9

Other income/(expenses)
Net finance income/(expense)			47.6	(42.1)	-	(42.1)
Foreign exchange			16.7	10.8	-	10.8
Total other income/(expenses)			64.3	(31.3)	-	(31.3)

Profit/(loss) before tax		+39%	2,461.2	1,768.6	(133.0)	1,635.6

Tax (expense)/credit	4		(268.3)	(186.7)	16.6	(170.1)

Profit/(loss) for the nine months - all attributable to equity holders of parent		+39%	2,192.9	1,581.9	(116.4)	1,465.5

Earnings per ordinary share (€)
Basic			1.9253			1.2899
Diluted			1.9162			1.2874
Weighted avg. no. of ord. shares (in Ms)
Basic			1,139.0			1,136.1
Diluted			1,144.4			1,138.3

*'+' is favourable and '-' is adverse period-on-period.
Ryanair Holdings plc and Subsidiaries Condensed Consolidated Interim Income Statement for the Quarter Ended December 31, 2023 (unaudited)
			IFRS	Pre-Except.	Except.	IFRS
			Quarter	Quarter	Quarter	Quarter
		Pre-	Ended	Ended	Ended	Ended
		Except. Change	Dec 31, 2023	Dec 31, 2022	Dec 31, 2022	Dec 31, 2022
	Note	%*	€M	€M	€M	€M
Operating revenues
Scheduled revenues		+21%	1,749.2	1,446.6	-	1,446.6
Ancillary revenues		+10%	949.5	865.5	-	865.5
Total operating revenues	7	+17%	2,698.7	2,312.1	-	2,312.1

Operating expenses
Fuel and oil		-35%	1,224.1	904.8	10.3	915.1
Staff costs		-30%	382.2	293.0	-	293.0
Airport and handling charges		-14%	326.4	286.5	-	286.5
Depreciation		-24%	263.4	212.7	-	212.7
Route charges		-18%	236.9	200.5	-	200.5
Marketing, distribution and other		+3%	154.6	160.1	-	160.1
Maintenance, materials and repairs		-40%	130.0	92.8	-	92.8
Total operating expenses		-26%	2,717.6	2,150.4	10.3	2,160.7

Operating (loss)/profit		-112%	(18.9)	161.7	(10.3)	151.4

Other income/(expenses)
Net finance income/(expense)			15.8	(5.9)	-	(5.9)
Foreign exchange			5.8	67.3	-	67.3
Total other income/(expenses)			21.6	61.4	-	61.4

Profit/(loss) before tax		-99%	2.7	223.1	(10.3)	212.8

Tax credit/(expense)			12.1	(12.0)	1.3	(10.7)

Profit/(loss) for the quarter - attributable to equity holders of parent		-93%	14.8	211.1	(9.0)	202.1

Earnings per ordinary share (€)
Basic			0.0130			0.1776
Diluted			0.0129			0.1773
Weighted avg. no. ord. shares (in Ms)
Basic			1,139.3			1,138.0
Diluted			1,145.1			1,139.7

*'+' is favourable and '-' is adverse period-on-period.

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Comprehensive Income for Nine Months Ended December 31, 2023 (unaudited)

	Nine Months	Nine Months
	Ended	Ended
	Dec 31,	Dec 31,
	2023	2022
	€M	€M

Profit for the nine months	2,192.9	1,465.5

Other comprehensive income/(loss):
Items that are or may be reclassified subsequently to profit or loss:
Movements in hedging reserve, net of tax:
Net movement in cash-flow hedge reserve	12.1	(761.5)
Other comprehensive income/(loss) for the nine months, net of income tax	12.1	(761.5)
Total comprehensive income for the nine months - attributable to equity holders of parent
	2,205.0	704.0

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Comprehensive Income for Quarter Ended December 31, 2023 (unaudited)

	Quarter	Quarter
	Ended	Ended
	Dec 31,	Dec 31,
	2023	2022
	€M	€M

Profit for the quarter	14.8	202.1

Other comprehensive (loss):
Items that are or may be reclassified subsequently to profit or loss:
Movements in hedging reserve, net of tax:
Net movement in cash-flow hedge reserve	(582.5)	(591.3)
Other comprehensive (loss) for the quarter, net of income tax	(582.5)	(591.3)
Total comprehensive (loss) for the quarter - attributable to equity holders of parent
	(567.7)	(389.2)

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Cash Flows for the Nine Months Ended December 31, 2023 (unaudited)
		Nine Months	Nine Months
		Ended	Ended
		Dec 31,	Dec 31,
		2023	2022
	Note	€M	€M
Operating activities
Profit after tax		2,192.9	1,465.5

Adjustments to reconcile profit after tax to net cash from operating activities
Depreciation		822.2	665.8
(Increase) in inventories		(0.2)	(0.2)
Tax expense		268.3	170.1
Share based payments		9.9	11.3
(Increase)/decrease in trade receivables		(16.8)	4.7
(Increase) in other assets		(231.5)	(420.6)
(Decrease) in trade payables		(81.6)	(22.6)
(Decrease) in accrued expenses and other liabilities		(1,661.3)	(376.1)
(Decrease)/increase in provisions		(0.4)	60.1
Increase in finance income		2.2	7.3
(Increase)/decrease in finance expense		(5.3)	4.7
Foreign exchange and fair value*		24.4	147.2
Income tax (paid)/received		(37.1)	1.8
Net cash inflow from operating activities		1,285.7	1,719.0

Investing activities
Capital expenditure - purchase of property, plant and equipment		(1,933.6)	(1,270.5)
Disposal proceeds		-	4.9
Supplier reimbursements		-	127.5
Net (increase) in restricted cash		(1.3)	-
Decrease/(increase) in financial assets: cash > 3 months		676.7	(834.9)
Net cash used in investing activities		(1,258.2)	(1,973.0)

Financing activities
Net proceeds from shares issued	11	13.6	31.7
Repayment of borrowings		(1,080.7)	(144.3)
Lease liabilities paid		(33.5)	(35.5)
Net cash used in financing activities		(1,100.6)	(148.1)

Decrease in cash and cash equivalents		(1,073.1)	(402.1)
Net foreign exchange differences		(7.6)	12.6
Cash and cash equivalents at beginning of the period		3,599.3	2,669.0
Cash and cash equivalents at end of the period	10	2,518.6	2,279.5

Included in the cash flows from operating activities for the nine months are the following amounts:
Interest income received		111.9	22.7
Interest expense paid		(76.9)	(59.5)

*The nine months ended December 31, 2022, includes an exceptional loss of €133.0M pre-tax, attributable to the fair value measurement of jet fuel call options.

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Changes in Shareholders' Equity for the Nine Months Ended December 31, 2023 (unaudited)

		Issued	Share	Other		Other
	Ordinary	Share	Premium	Undenom.	Retained	Reserves	Other
	Shares	Capital	Account	Capital	Earnings	Hedging	Reserves	Total
	M	€M	€M	€M	€M	€M	€M	€M

Balance at March 31, 2022	1,134.6	6.8	1,328.2	3.5	2,880.9	1,295.4	30.5	5,545.3
Profit for the nine months	-	-	-	-	1,465.5	-	-	1,465.5
Other comprehensive income/(loss)
Net movements in cash flow reserve	-	-	-	-	-	(761.5)	-	(761.5)
Total other comprehensive (loss)	-	-	-	-	-	(761.5)	-	(761.5)
Total comprehensive income/(loss)	-	-	-	-	1,465.5	(761.5)	-	704.0
Transactions with owners of the Company recognised directly in equity
Issue of ordinary equity shares	4.1	0.1	51.6	-	(20.0)	-	-	31.7
Share-based payments	-	-	-	-	-	-	11.3	11.3
Transfer of exercised and expired share-based awards	-	-	-	-	5.4	-	(5.4)	-
Balance at December 31, 2022	1,138.7	6.9	1,379.8	3.5	4,331.8	533.9	36.4	6,292.3
(Loss) for the quarter	-	-	-	-	(151.7)	-	-	(151.7)
Other comprehensive loss
Net movements in cash-flow reserve	-	-	-	-	-	(502.5)	-	(502.5)
Total other comprehensive (loss)	-	-	-	-	-	(502.5)	-	(502.5)
Total comprehensive (loss)	-	-	-	-	(151.7)	(502.5)	-	(654.2)
Transactions with owners of the Company recognised directly in equity
Issue of ordinary equity shares	-	-	0.1	-	(0.1)	-	-	-
Share-based payments	-	-	-	-	-	-	4.9	4.9
Transfer of exercised and expired share-based awards	-	-	-	-	-	-	-	-
Balance at March 31, 2023	1,138.7	6.9	1,379.9	3.5	4,180.0	31.4	41.3	5,643.0
Profit for the nine months	-	-	-	-	2,192.9	-	-	2,192.9
Other comprehensive income
Net movements in cash flow reserve	-	-	-	-	-	12.1	-	12.1
Total other comprehensive income	-	-	-	-	-	12.1	-	12.1
Total comprehensive income	-	-	-	-	2,192.9	12.1	-	2,205.0
Transactions with owners of the Company recognised directly in equity
Issue of ordinary equity shares	1.1	-	19.7	-	(6.1)	-	-	13.6
Share-based payments	-	-	-	-	-	-	9.9	9.9
Transfer of exercised and expired share-based awards	-	-	-	-	3.0	-	(3.0)	-
Balance at December 31, 2023	1,139.8	6.9	1,399.6	3.5	6,369.8	43.5	48.2	7,871.5

Ryanair Holdings plc and Subsidiaries
MD&A Nine Months Ended December 31, 2023 ("FY24 YTD")

Introduction
For the purposes of the Management Discussion and Analysis ("MD&A") (with the exception of the balance sheet commentary) all figures and comments are by reference to the nine months ended December 31, 2023 results excluding the exceptional item referred to below.

The Group, as part of its risk management strategy, utilised jet fuel call options to set a maximum price for approximately 16% of FY23 expected fuel requirements. These instruments were measured at fair value through the income statement. Following the Russian invasion of Ukraine in Feb. 2022, the price of jet fuel significantly increased. An exceptional unrealised mark-to-market loss of €133M (pre-tax) was recorded on the Group's jet fuel call options at December 31, 2022.

Income Statement

Scheduled revenues:
Scheduled revenues increased 33% to €7.82BN due to 10% traffic growth (from 133.6M to 146.8M) and a 21% increase in average fares to over €53.

Ancillary revenues:
Ancillary revenues increased 13% to €3.45BN as traffic grew (up 10%) and spend on discretionary services such as priority boarding, reserved seating and inflight sales increased to just over €23.50 per passenger.

Total revenues:
As a result of the above, total revenues increased 26% to €11.27BN.

Operating Expenses:

Fuel and oil:
Fuel and oil rose 31% to €4.04BN due to a 9% increase in sectors flown and significantly higher jet fuel prices offset by fuel burn savings on the new B737-8200 "Gamechanger" aircraft.

Airport and handling charges:
Airport and handling charges rose 21% to €1.18BN, due to 10% traffic growth, higher ground ATC and handling rates, and termination of temporary Covid reliefs (included in the prior period comparative).

Staff costs:
Staff costs increased 28% to €1.13BN due to the larger fleet, 9% higher sectors, investment in operational resilience with higher crewing ratios, restoration of Covid-19 pay reductions and crew productivity pay increases implemented.

Depreciation:
Depreciation increased 23% to €822M, primarily due to higher amortisation resulting from higher aircraft utilisation (flight hours up 9%), the delivery of 52 new "Gamechanger" aircraft and increased depreciation on capitalised maintenance for leased A320 aircraft (24 leases were extended in Q2 FY23). There is a partial timing offset in maintenance, materials and repairs below, arising from the extension of A320 leases in FY23.

Route charges:
Route charges increased 13% to €799M, due to the 9% increase in flight hours and higher Eurocontrol rates.

Marketing, distribution and other:
Marketing, distribution and other rose 13% to €595M due to higher activity in the period (including increased credit card transactions and higher inflight sales) and increased EU261 and right to care passenger compensation due to delays primarily arising from the knock-on effect of ATC related disruptions (including the NATS system failure in August, and a record number of French ATC strikes).

Maintenance, materials and repairs:
Maintenance, materials and repairs increased 7% to €313M due to the early timing of aircraft checks from Q4, higher utilisation, engineering pay increases and A320 lease handback costs. There is a partial timing offset in depreciation above, arising from the extension of A320 leases in FY23.

Other income/(expense):
Net finance income was positive at €48M due to higher deposit interest rates, lower gross debt, and a net cash position throughout the period. Foreign exchange translation reflects the impact of €/US$ exchange rate movements on balance sheet revaluations.

Balance sheet:
Gross cash decreased by just €1.76BN to €2.92BN at December 31, 2023 despite €1.9BN capex and over €1BN debt repayments. Gross debt reduced by €1.34BN and net cash, as a result, was €0.15BN at December 31, 2023 (€0.56BN at March 31, 2023).

Shareholders' equity:
Shareholders' equity increased by €2.23BN to €7.87BN in the period primarily due to a €2.19BN net profit.

Ryanair Holdings plc and Subsidiaries
MD&A Quarter Ended December 31, 2023 ("Q3 FY24")

Introduction
For the purposes of the Management Discussion and Analysis ("MD&A") all figures and comments are by reference to the quarter ended December 31, 2023 results excluding the exceptional item referred to below.

The Group, as part of its risk management strategy, utilised jet fuel call options to set a maximum price for approximately 16% of FY23 expected fuel requirements. These instruments were measured at fair value through the income statement. Following the Russian invasion of Ukraine in Feb. 2022, the price of jet fuel significantly increased. An exceptional unrealised mark-to-market loss of €10M (pre-tax) was recorded on the Group's jet fuel call options in the quarter ended December 31, 2022.

Income Statement

Scheduled revenues:
Scheduled revenues increased 21% to €1.75BN due to 7% traffic growth (from 38.5M to 41.4M) and a 13% increase in average fares to over €42.

Ancillary revenues:
Ancillary revenues increased 10% to €0.95BN as traffic grew (up 7%) and spend on discretionary services such as priority boarding, reserved seating and inflight sales increased to almost €23 per passenger.

Total revenues:
As a result of the above, total revenues increased 17% to €2.70BN.

Operating Expenses:

Fuel and oil:
Fuel and oil rose 35% to €1.22BN due to an 8% increase in sectors flown and significantly higher jet fuel prices offset by fuel burn savings on the new B737-8200 "Gamechanger" aircraft.

Staff costs:
Staff costs increased 30% to €382M due to the larger fleet, 8% higher sectors, investment in operational resilience with higher crewing ratios, restoration of Covid-19 pay reductions and crew productivity pay increases implemented.

Airport and handling charges:
Airport and handling charges rose 14% to €326M, due to 7% traffic growth, higher ground ATC and handling rates, and termination of temporary Covid reliefs (included in the prior period comparative).

Depreciation:
Depreciation increased 24% to €263M, primarily due to higher amortisation resulting from higher aircraft utilisation (flight hours up 9%), the delivery of 52 new "Gamechanger" aircraft and increased depreciation on capitalised maintenance for leased A320 aircraft (24 leases were extended in Q2 FY23). There is a partial timing offset in maintenance, materials and repairs below, arising from the extension of A320 leases in FY23.

Route charges:
Route charges increased 18% to €237M, due to 9% increase in flight hours and higher Eurocontrol rates.

Marketing, distribution and other:
Marketing, distribution and other dropped marginally (€5M) to €155M due to lower marketing and other expenses.

Maintenance, materials and repairs:
Maintenance, materials and repairs increased 40% to €130M due to the timing of aircraft checks from Q4, higher utilisation, engineering pay increases and A320 lease handback costs. There is a partial timing offset in depreciation above, arising from the extension of A320 leases in FY23.

Other income/(expense):
Net finance income was positive at €16M due to higher deposit interest rates, lower gross debt and a net cash position throughout the period. Foreign exchange translation reflects the impact of €/US$ exchange rate movements on balance sheet revaluations.

Ryanair Holdings plc and Subsidiaries
Interim Management Report

Introduction

This financial report for the nine months ended December 31, 2023 meets the reporting requirements pursuant to the Transparency (Directive 2004/109/EC) Regulations 2007 and the Central Bank (Investment Market Conduct) Rules 2019.

This interim management report includes the following:

●
Principal risks and uncertainties relating to the remaining three months of the year;

●
Related party transactions; and

●
Post balance sheet events.

Results of operations for the nine month period ended December 31, 2023 compared to the nine-month period ended December 31, 2022, including important events that occurred during the nine months, are set forth above in the MD&A.

Principal risks and uncertainties for the remainder of the year

Jet fuel is subject to wide price fluctuations as a result of many economic and political factors and events occurring throughout the world that Ryanair can neither control nor accurately predict, including increases in demand, sudden disruptions in supply and other concerns about global supply, as well as market speculation. Oil prices increased significantly following Russia's invasion of Ukraine in February 2022 and have remained volatile in light of the Israel-Hamas conflict.

Despite the Group's strong recovery from the Covid-19 pandemic, future developments may again have a material adverse impact on the Company's business, results of operations, financial condition and liquidity.

Among the factors that are subject to change and could significantly impact Ryanair's expected results for the remainder of the year are the airline pricing environment, capacity growth in Europe, competition from new and existing carriers, market prices for the replacement of aircraft, costs associated with environmental, safety and security measures, the availability of appropriate insurance coverage, actions of the Irish, U.K., European Union ("EU") and other governments and their respective regulatory agencies, delays in the delivery of contracted aircraft, supply chain disruptions/delays, weather related disruptions, ATC strikes and staffing related disruptions, uncertainties surrounding Brexit, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the U.K., and Continental Europe, including the risk of a recession or significant economic slowdown, the general willingness of passengers to travel, other economic, social and political factors and unforeseen security events.

Board of Directors

Details of the members of the Company's Board of Directors are set forth on pages 119 and 120 of the Group's 2023 Annual Report. Bertrand Grabowski was appointed to the Board with effect from October 1, 2023 and Dick Milliken retired from the Board with effect from September 14, 2023.

Related party transactions - Please see note 9.

Post balance sheet events - Please see note 12.

Going concern
The Directors, having made inquiries, believe that the Group has adequate resources to continue in operational existence for at least the next 12 months and that it is appropriate to adopt the going concern basis in preparing these interim financial statements. The continued preparation of the Group's consolidated interim financial statements on the going concern basis is supported by the financial projections prepared by the Group.

In arriving at this decision to adopt the going concern basis of accounting, the Board has considered, among other things:

●
The Group's net profit of €2.19BN in the nine months ended December 31, 2023;
●
The Group's liquidity, with €2.92BN gross cash and €0.15BN net cash at December 31, 2023, €0.26BN undrawn funds under the Group's €0.75BN revolving credit facility and the Group's continued focus on cash management;
●
The Group's BBB+ (stable) credit ratings from both S&P and Fitch Ratings;
●
The Group's strong balance sheet position with its 546 owned B737 fleet unencumbered;
●
The Group's access to the debt capital markets, unsecured/secured bank debt and sale & leaseback transactions;
●
Strong cost control across the Group;
●
The Group's fuel hedging position (FY24 fuel requirements were 84% hedged (via swaps and caps) and 65% of FY25 jet fuel requirements were hedged at December 31, 2023); and
●
The Group's ability, as evidenced throughout the Covid-19 crisis, to preserve cash and reduce operational and capital expenditure in a downturn.

Ryanair Holdings plc and Subsidiaries
Notes forming Part of the Condensed Consolidated
Interim Financial Statements

1.            Basis of preparation and material accounting policies

Ryanair Holdings plc (the "Company") is a company domiciled in Ireland. The unaudited condensed consolidated interim financial statements for the nine months ended December 31, 2023 comprise the results of the Company and its subsidiaries (together referred to as the "Group").

These unaudited condensed consolidated interim financial statements ("the interim financial statements"), which should be read in conjunction with our 2023 Annual Report for the year ended March 31, 2023, have been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the EU ("IAS 34"). They do not include all of the information required for full annual financial statements and should be read in conjunction with the most recent published consolidated financial statements of the Group. The consolidated financial statements of the Group as at and for the year ended March 31, 2023, are available at http://investor.ryanair.com/.

In adopting the going concern basis in preparing the interim financial statements, the Directors have considered Ryanair's available sources of finance including access to the capital markets, sale & leaseback transactions, secured and unsecured debt structures, undrawn funds under the Group's revolving credit facility, the Group's cash on-hand and cash generation and preservation projections, together with factors likely to affect its future performance, as well as the Group's principal risks and uncertainties.

The December 31, 2023 figures and the December 31, 2022 comparative figures do not include all of the information required for full annual financial statements and therefore do not constitute statutory financial statements of the Group within the meaning of the Companies Act, 2014. The consolidated financial statements of the Group for the year ended March 31, 2023, together with the independent auditor's report thereon, are available on the Company's website and were filed with the Irish Registrar of Companies following the Company's Annual General Meeting. The auditor's report on those financial statements was unqualified. The accounting policies, presentation and methods of computation followed in the interim financial statements are consistent with those applied in the Company's latest Annual Report.

The Audit Committee, upon delegation of authority by the Board of Directors, approved the unaudited condensed consolidated interim financial statements for the nine months ended December 31, 2023 on January 26, 2024.

Except as stated otherwise below, the interim financial statements for the nine months ended December 31, 2023 have been prepared in accordance with the accounting policies set out in the Group's most recent published consolidated financial statements, which were prepared in accordance with IFRS as adopted by the EU and also in compliance with IFRS as issued by the International Accounting Standards Board (IASB).

New IFRS standards and amendments adopted during the year
The following new and amended IFRS standards, amendments and IFRIC interpretations, have been issued by the IASB, and have also been endorsed by the EU unless stated otherwise. These standards are effective for the first time for the Group's financial year beginning on April 1, 2023 and therefore have been applied by the Group in these condensed consolidated interim financial statements:

●
Amendments to IAS 12 Income Taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction (effective on or after January 1, 2023).
●
Amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates (effective on or after January 1, 2023).
●
Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting policies (effective on or after January 1, 2023).
●
IFRS 17 Insurance Contracts; including amendments to IFRS 17 (effective on or after January 1, 2023).
●
Amendments to IFRS 17 Insurance contracts: Initial Application of IFRS 17 and IFRS 9 - Comparative Information (effective on or after January 1, 2023).
●
Amendments to IAS 12 Income taxes: International Tax Reform - Pillar Two Model Rules (effective on or after January 1, 2023).

The adoption of these new or amended standards did not have a material impact on the Group's financial position or results in the nine months ended December 31, 2023.

New IFRS standards and amendments issued but not yet effective
The following new or amended standards and interpretations will be adopted for the purposes of the preparation of future financial statements, where applicable.  While under review, we do not anticipate that the adoption of these new or revised standards and interpretations will have a material impact on our financial position or performance:
●
Amendments to IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-current, Classification of Liabilities as Current or Non-current - Deferral of Effective Date, and Non-current Liabilities with Covenants (effective on or after January 1, 2024).
●
Amendments to IFRS 16 Leases: Lease Liability in a Sale & Leaseback (effective on or after January 1, 2024).
●
Amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures: Supplier Finance Arrangements (effective on or after January 1, 2024).*
●
Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability (effective on or after January 1, 2025).*

* These standards or amendments to standards are not as of yet EU endorsed.

2.            Judgements and estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates, judgements and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. These estimates and associated assumptions are based on historical experience and various other factors believed to be reasonable under the circumstances, and the results of such estimates form the basis of carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ materially from these estimates. These underlying assumptions are reviewed on an ongoing basis. A revision to an accounting estimate is recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if these are also affected. Principal sources of estimation uncertainty have been set forth below. Actual results may differ from estimates.

Critical estimates

Long-lived assets

At December 31, 2023, the Group had €10.62BN of property, plant and equipment long-lived assets, of which €10.41BN were aircraft related. In accounting for long-lived assets, the Group must make estimates about the expected useful lives of the assets and the expected residual values of the assets.

In estimating the useful lives and expected residual values of the aircraft component, the Group considered a number of factors, including its own historic experience and past practices of aircraft disposals, renewal programmes, forecasted growth plans, external valuations from independent appraisers, recommendations from the aircraft supplier and manufacturer and other industry-available information.

The Group's estimate of each aircraft's residual value is 15% of market value on delivery, based on independent valuations and actual aircraft disposals during prior periods, and each aircraft's useful life is determined to be 23 years.

Revisions to these estimates could be caused by changes to maintenance programmes, changes in utilisation of the aircraft, governmental regulations on ageing aircraft, changes in new aircraft technology, changes in governmental and environmental taxes, changes in new aircraft fuel efficiency and changing market prices for new and used aircraft of the same or similar types. The Group therefore evaluates its estimates and assumptions in each reporting period, and, when warranted, adjusts these assumptions. Any adjustments are accounted for on a prospective basis through depreciation expense.

Critical judgements
In the opinion of the Directors, the following significant judgements were exercised in the preparation of the financial statements:

Long-lived assets
On acquisition a judgement is made to allocate an element of the cost of an acquired aircraft to the cost of major airframe and engine overhauls, reflecting its service potential and the maintenance condition of its engines and airframe. This cost, which can equate to a substantial element of the total aircraft cost, is amortised over the shorter of the period to the next maintenance check (usually between 8 and 12 years) or the remaining useful life of the aircraft.

3.            Seasonality of operations

The Group's results of operations have varied significantly from quarter to quarter, and management expects these variations to continue.  Among the factors causing these variations are the airline industry's sensitivity to general economic conditions and the seasonal nature of air travel.  Accordingly, the first half-year typically results in higher revenues and results.

4.            Income tax expense

The Group's consolidated tax expense for the nine months ended December 31, 2023 of €268M (December 31, 2022: pre-exceptional €187M) comprises a current tax charge of €34M and a deferred tax charge of €234M primarily relating to the temporary differences for property, plant and equipment and net operating losses. No significant or unusual tax charges or credits arose during the period.  The effective tax rate of 11% for the nine months (2022: 10%) is the result of the mix of profits and losses incurred by Ryanair's operating subsidiaries primarily in Ireland, Malta, Poland and the U.K.

5.            Contingencies

The Group is engaged in litigation arising in the ordinary course of its business.  The Group does not believe that any such litigation will individually, or in aggregate, have a material adverse effect on the financial condition of the Group. Should the Group be unsuccessful in these litigation actions, management believes the possible liabilities then arising cannot be determined but are not expected to materially adversely affect the Group's results of operations or financial position.

6.            Capital commitments

At December 31, 2023 the Group had an operating fleet of 547 (2022: 495) Boeing 737 and 27 (2022: 28) Airbus A320 aircraft. In September 2014, the Group agreed to purchase up to 200 (100 firm and 100 options) Boeing 737-8200 aircraft which was subsequently increased to 210 (135 firm and 75 options). In December 2020, the Group increased its firm orders from 135 to 210 Boeing 737-8200 aircraft. At December 31, 2023, the Group had taken delivery of 136 of these aircraft. The remaining aircraft are due to be delivered before the end of FY25. In May 2023, the Group ordered 300 (150 firm and 150 options) new Boeing 737-MAX-10 aircraft for delivery between 2027 to 2033. This transaction was approved at the Company's AGM on September 14, 2023.

7.            Analysis of operating revenues and segmental analysis

The Group determines and presents operating segments based on the information that internally is provided to the Group CEO, who is the Company's Chief Operating Decision Maker (CODM).

The Group comprises five separate airlines, Buzz, Lauda Europe (Lauda), Malta Air, Ryanair DAC and Ryanair UK (which is currently consolidated within Ryanair DAC). Ryanair DAC is reported as a separate segment as it exceeds the applicable quantitative thresholds for reporting purposes. Buzz, Malta and Lauda do not individually exceed the quantitative thresholds and accordingly are presented on an aggregate basis as they exhibit similar economic characteristics and their services, activities and operations are sufficiently similar in nature. The results of these operations are included as 'Other Airlines.'

The CODM assesses the performance of the business based on the profit after tax of each airline for the reporting period. Resource allocation decisions for all airlines are based on airline performance for the relevant period, with the objective in making these resource allocation decisions being to optimise consolidated financial results. Reportable segment information is presented as follows:

Nine Months Ended	Ryanair DAC	Other Airlines	Elimination	Total
	Dec 31,	Dec 31,	Dec 31,	Dec 31,
	2023	2023	2023	2023
	€M	€M	€M	€M
Scheduled revenue	7,719.0	104.1	-	7,823.1
Ancillary revenue	3,450.8	-	-	3,450.8
Inter-segment revenue	556.6	1,043.6	(1,600.2)	-
Segment revenue	11,726.4	1,147.7	(1,600.2)	11,273.9

Reportable segment profit after income tax	2,116.9	76.0	-	2,192.9

Other segment information:
Depreciation	(790.8)	(31.4)	-	(822.2)
Net finance income/(expense)	54.0	(6.4)	-	47.6
Capital expenditure	(1,489.1)	(42.2)	-	(1,531.3)

Segment assets	15,112.1	343.6	-	15,455.7
Segment liabilities	(6,958.1)	(626.1)	-	(7,584.2)

Nine Months Ended	Ryanair DAC	Other Airlines	Elimination	Total
	Dec 31,	Dec 31,	Dec 31,	Dec 31,
	2022	2022	2022	2022
	€M	€M	€M	€M
Scheduled revenue	5,785.2	86.2	-	5,871.4
Ancillary revenue	3,056.8	-	-	3,056.8
Inter-segment revenue	572.4	967.2	(1,539.6)	-
Segment revenue	9,414.4	1,053.4	(1,539.6)	8,928.2

Reportable segment profit after income tax (i)	1,549.2	32.7	-	1,581.9

Other segment information:
Depreciation	(629.4)	(36.4)	-	(665.8)
Net finance expense	(37.8)	(4.3)	-	(42.1)
Capital expenditure	(1,262.9)	(118.0)	-	(1,380.9)

Segment assets	15,263.7	497.2	-	15,760.9
Segment liabilities	(8,599.3)	(869.3)	-	(9,468.6)

(i) Adjusted profit after tax in the nine months to December 31, 2022, excludes a net exceptional loss after tax of €116.4M, attributable to the fair value measurement of jet fuel call options.

Quarter Ended	Ryanair DAC	Other Airlines	Elimination	Total
	Dec 31,	Dec 31,	Dec 31,	Dec 31,
	2023	2023	2023	2023
	€M	€M	€M	€M
Scheduled revenue	1,739.6	9.6	-	1,749.2
Ancillary revenue	949.5	-	-	949.5
Inter-segment revenue	181.7	347.9	(529.6)	-
Segment revenue	2,870.8	357.5	(529.6)	2,698.7

Reportable segment profit after income tax	7.0	7.8	-	14.8

Other segment information:
Depreciation	(252.9)	(10.5)	-	(263.4)
Net finance income/(expense)	17.8	(2.0)	-	15.8
Capital expenditure	(539.2)	(13.0)	-	(552.2)

Segment assets	15,112.1	343.6	-	15,455.7
Segment liabilities	(6,958.1)	(626.1)	-	(7,584.2)

Quarter Ended	Ryanair DAC	Other Airlines	Elimination	Total
	Dec 31,	Dec 31,	Dec 31,	Dec 31,
	2022	2022	2022	2022
	€M	€M	€M	€M
Scheduled revenue	1,438.6	8.0	-	1,446.6
Ancillary revenue	865.5	-	-	865.5
Inter-segment revenue	190.8	317.9	(508.7)	-
Segment revenue	2,494.9	325.9	(508.7)	2,312.1

Reportable segment profit after income tax (i)	205.7	5.4	-	211.1

Other segment information:
Depreciation	(202.0)	(10.7)	-	(212.7)
Net finance expense	(3.6)	(2.3)	-	(5.9)
Capital expenditure	(583.7)	-	-	(583.7)

Segment assets	15,263.7	497.2	-	15,760.9
Segment liabilities	(8,599.3)	(869.3)	-	(9,468.6)

(i) Adjusted profit after tax in the three months to December 31, 2022, excludes a net exceptional loss after tax of €9.0M, attributable to the fair value measurement of jet fuel call options.

The following table disaggregates revenue by primary geographical market. In accordance with IFRS 8, revenue by country of departure has been provided where revenue for that country is in excess of 10% of total revenue. Ireland is presented as it represents the country of domicile. "Other" includes all other countries in which the Group has operations.

	Nine Months Ended Dec 31, 2023	Nine Months Ended Dec 31, 2022	Quarter Ended Dec 31, 2023	Quarter Ended Dec 31, 2022
	€M	€M	€M	€M

Italy	2,400.8	1,998.0	571.3	501.1
Spain	2,032.9	1,601.3	481.8	399.1
United Kingdom	1,686.0	1,301.1	418.9	351.8
Ireland	653.9	522.5	163.4	142.8
Other	4,500.3	3,505.3	1,063.3	917.3
Total revenue	11,273.9	8,928.2	2,698.7	2,312.1

Ancillary revenues comprise revenues from non-flight scheduled operations, inflight sales and internet-related services. Non-flight scheduled revenue arises from the sale of discretionary products such as priority boarding, allocated seats, car hire, travel insurance, airport transfers, room reservations and other sources, including excess baggage charges and other fees, all directly attributable to the low-fares business.

The vast majority of ancillary revenue is recognised at a point in time, which is typically the flight date. The economic factors that would impact the nature, amount, timing and uncertainty of revenue and cashflows associated with the provision of passenger travel-related ancillary services are homogeneous across the various component categories within ancillary revenue. Accordingly, there is no further disaggregation of ancillary revenue required in accordance with IFRS 15.

8.            Property, plant and equipment

Acquisitions and disposals
During the period ended December 31, 2023, net capital additions amounted to €1.46BN principally reflecting aircraft deliveries in the period, aircraft pre-delivery deposits and capitalised maintenance, offset by supplier reimbursements and favourable €/US$ hedging.

9.            Related party transactions

The Company's related parties comprise its subsidiaries, Directors and key management personnel. All transactions with subsidiaries eliminate on consolidation and are not disclosed.

There were no related party transactions in the nine months ended December 31, 2023 that materially affected the financial position or the performance of the Group during that period and there were no changes in the related party transactions described in the 2023 Annual Report that could have a material effect on the financial position or performance of the Group in the same period.

10.          Financial instruments and financial risk management

The Group is exposed to various financial risks arising in the normal course of business. The Group's financial risk exposures are predominantly related to commodity price, foreign exchange and interest rate risks. The Group uses financial instruments to manage exposures arising from these risks.

These interim financial statements do not include all financial risk management information and disclosures required in the annual financial statements and should be read in conjunction with the 2023 Annual Report. There have been no changes in our risk management policies in the period.

Fair value hierarchy
Financial instruments measured at fair value in the balance sheet are categorised by the type of valuation method used. The different valuation levels are defined as follows:
●  Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group can access at the measurement date.
●  Level 2: inputs other than quoted prices included within Level 1 that are observable for that asset or liability, either directly or indirectly.
●  Level 3: significant unobservable inputs for the asset or liability.

Fair value estimation
Fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. The following methods and assumptions were used to estimate the fair value of each material class of the Group's financial instruments:

Financial instruments measured at fair value

●
Derivatives - interest rate swaps: Discounted cash-flow analyses have been used to determine their fair value, taking into account current market inputs and rates. The Group's credit risk and counterparty's credit risk is taken into account when establishing fair value (Level 2).
●
Derivatives - currency forwards, jet fuel forward contracts and carbon contracts: A comparison of the contracted rate to the market rate for contracts providing a similar risk profile at December 31, 2023 has been used to establish fair value. The Group's credit risk and counterparty's credit risk is taken into account when establishing fair value (Level 2).
●
Derivatives - jet fuel call options: The fair value of jet fuel call options is determined based on standard option pricing valuation models (Level 2).

The Group policy is to recognise any transfers between levels of the fair value hierarchy as of the end of the reporting period during which the transfer occurred. During the nine months ended December 31, 2023, there were no reclassifications of financial instruments and no transfers between levels of the fair value hierarchy used in measuring the fair value of financial instruments.

Financial instruments not measured at fair value

●
Long-term debt: The repayments which the Group is committed to make have been discounted at the relevant market rates of interest applicable (including credit spreads) at December 31, 2023 to arrive at a fair value representing the amount payable to a third party to assume the obligations.

The fair value of financial assets and financial liabilities, together with the carrying amounts in the condensed consolidated balance sheet, are as follows:

	At Dec 31,	At Dec 31,	At Mar 31,	At Mar 31,
	2023	2023	2023	2023
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Non-current financial assets	€M	€M	€M	€M
Derivative financial instruments:
- U.S. dollar currency forward contracts	3.4	3.4	53.2	53.2
- Interest rate swaps	-	-	1.4	1.4
	3.4	3.4	54.6	54.6
Current financial assets
Derivative financial instruments:
- U.S. dollar currency forward contracts	105.4	105.4	226.2	226.2
- Jet fuel options	1.5	1.5	14.1	14.1
- Jet fuel & carbon derivative forward contracts	42.6	42.6	49.6	49.6
- Interest rate swaps	-	-	2.2	2.2
	149.5	149.5	292.1	292.1
Trade receivables*	76.5		59.7
Cash and cash equivalents*	2,518.6		3,599.3
Financial asset: cash > 3 months*	379.5		1,056.2
Restricted cash*	20.8		19.5
	3,144.9	149.5	5,026.8	292.1
Total financial assets	3,148.3	152.9	5,081.4	346.7

	At Dec 31,	At Dec 31,	At Mar 31,	At Mar 31,
	2023	2023	2023	2023
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Non-current financial liabilities	€M	€M	€M	€M
Derivative financial instruments:
- Jet fuel & carbon derivative contracts	34.3	34.3	8.1	8.1
- U.S. dollar currency forward contracts	14.5	14.5	3.1	3.1
	48.8	48.8	11.2	11.2
Non-current maturities of debt
- Long-term debt	488.7	488.7	812.3	812.3
- Bonds	2,043.3	1,971.2	2,040.9	1,928.4
	2,532.0	2,459.9	2,853.2	2,740.7
	2,580.8	2,508.7	2,864.4	2,751.9
Current financial liabilities
Derivative financial instruments:
- Jet fuel & carbon derivative contracts	142.3	142.3	341.7	341.7
- U.S. dollar currency forward contracts	25.5	25.5	44.9	44.9
	167.8	167.8	386.6	386.6

Current maturities of debt:
- Short-term debt	69.9	69.9	76.8	76.8
- Promissory notes**	-	-	230.6	230.6
- Bonds	-	-	749.3	744.3
	69.9	69.9	1,056.7	1,051.7
Trade payables*	808.3		1,065.5
Accrued expenses*	1,474.8		1,276.6
	2,520.8	237.7	3,785.4	1,438.3
Total financial liabilities	5,101.6	2,746.4	6,649.8	4,190.2

*The fair value of each of these financial instruments approximate their carrying values due to the short-term nature of the instruments.

**During the nine months ended December 31, 2023, €0.2BN promissory notes were settled.

During May 2023 the Group converted its unsecured €750m syndicated term loan into a revolving credit facility (at a lower margin) with an extended maturity to May 2028 (previously 2024). During August 2023 the Group repaid a maturing €750M bond and paid down €260M of its revolving credit facility.

11.          Shareholders' equity and shareholders' returns

During the nine months ended December 31, 2023, 1.1M ordinary shares were issued at a strike price of €12 per share following the exercise of vested share options for proceeds of €14M. There were no shareholder returns during the nine months ended December 31, 2023.

In November 2023, the Board announced the Group's new Dividend Policy. In line with this policy, an interim dividend of €0.175 per share will be paid on February 28, 2024 (Record Date: January 19, 2024).

12.          Post balance sheet events

There were no post balance sheet events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 29 January, 2024

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary